ALPS Series Trust

1290 Broadway, Suite 1000

Denver, Colorado 80203

March 1, 2023

VIA EDGAR

David Orlic
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ALPS Series Trust (the “Registrant”), on behalf of its series, Brigade High Income Fund (the “Fund”); Registration Nos. 333-183945 and 811-22747

Dear Mr. Orlic:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management regarding Post-Effective Amendment No. 108 (“PEA 108”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. 109 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on December 23, 2022, with respect to the Fund.

In connection with this response letter, and on or around March 8, 2023, the Registrant anticipates filing, pursuant to Rule 485(b), a new post-effective amendment to the Registrant’s registration statement under the 1933 Act, which is expected to include (i) changes to PEA 108 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits.

Set forth in the numbered paragraphs below is the Staff’s initial oral comments provided on February 6, 2023 and additional comment provided on February 14, 2023 to PEA 108, accompanied by the Registrant’s responses. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 108.

Initial Comments:

1.	Staff Comment: Please provide a completed fees and expenses table and expense example at least five business days prior to effectiveness.

Registrant’s Response: Comment complied with. A completed fees and expenses table and expense example are attached hereto as Exhibit A.

2.	Staff Comment: Please include the following disclosure prior to the Fees and Expenses of the Fund table in the Prospectus, as required by Item 3 of Form N-1A:

“You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

Registrant’s Response: Comment complied with.

Mr. David Orlic

March 1, 2023

3.	Staff Comment: Please add “Shareholder Fees (fees paid directly from your investment)” at the beginning of the Fees and Expenses of the Fund table in the Prospectus.

Registrant’s Response: Comment complied with.

4.	Staff Comment: Please add a footnote to the Fees and Expenses of the Fund table in the Prospectus stating that other expenses are based on estimated amounts.

Registrant’s Response: Comment complied with.

5.	Staff Comment: Please ensure that the expense reimbursement described in footnote three to the Fees and Expenses of the Fund table in the Prospectus will be in effect for at least one year from the effective date of the Fund’s registration statement.

Registrant’s Response: Comment complied with.

6.	Staff Comment: Please revise the below language from the Principal Investment Strategies of the Fund section of the Prospectus to clarify whether the Fund will seek to outperform its benchmark before or after taking into account Fund expenses.

“The Fund will seek to outperform its benchmark, the ICE BofA US High Yield Index Option-Adjusted Spread (BAMLH0A0HYM2), while providing a similar level of volatility over the entire market cycle.”

Registrant’s Response: Comment complied with. The Principal Investment Strategies of the Fund in the Fund’s Prospectus has been revised to clarify that the Fund will seek to outperform its benchmark before taking into account Fund expenses.

7.	Staff Comment: Consider omitting “(BAMLH0A0HYM2)” from the first sentence in the Principal Investment Strategies of the Fund section of the Prospectus.

Registrant’s Response: Comment complied with.

8.	Staff Comment: Please supplementally confirm whether the Fund will invest significantly in CLOs, CoCos, leveraged loans, or OID/PIK instruments. If yes, the Staff may have additional comments.

Registrant’s Response: Based on information provided by the Fund’s investment adviser, the Fund does not intend to invest significantly in CLOs, CoCos, or OID/PIK instruments, but will invest significantly in leveraged loans and “covenant-lite” loans.

9.	Staff Comment: The first sentence in paragraph four of the Principal Investment Strategies of the Fund section in the Prospectus includes that the Fund intends to invest in credit instruments. Given the Fund’s name, please revise this portion of the sentence to include that the Fund intends to “primarily” or “significantly” invest in credit instruments. The Staff is not taking the position that the Fund is subject to the requirements of Rule 35d-1 of the Investment Company Act, but notes that the name should not be misleading.

Mr. David Orlic

March 1, 2023

Registrant’s Response: Comment complied with. Registrant has revised the sentence to state that the Fund intends to “primarily” invest in credit instruments.

10.	Staff Comment: In light of the reference in the Principal Investment Strategies of the Fund section of the Prospectus to the Fund investing in ETFs, consider whether an acquired fund fees and expenses line item should be included in the Fund’s fees and expenses table.

Registrant’s Response: Comment complied with. Registrant has added an acquired fund fees and expenses line item to the Fund’s fees and expenses table.

11.	Staff Comment: Please reorder the Principal Risks of the Fund section of the Fund’s Prospectus to prioritize the top three to five risks most likely to impact the Fund. The remaining risks may be listed alphabetically.

Registrant’s Response: Registrant notes that the first three risks in the Principal Risks of the Fund section of the Prospectus already reflect the prioritization of the risks most likely to impact the Fund.

12.	Staff Comment: On page 18 of the Prospectus, please revise the reference to the Fund’s management fee being 0.55% based on the Fund’s average daily net assets to 0.50% to match the Fund’s fees and expenses table.

Registrant’s Response: Comment complied with.

Additional Comment:

13.	Staff Comment: In connection with Comment and Response 8 above, please disclose that it may take longer than 7 days for transactions in leveraged loans to settle, which means it could take the Fund significant time to get its money after selling its investment. Please also address how the Fund intends to meet short-term liquidity needs which may arise as a result of this lengthy settlement period.

If the Fund will hold a significant amount of covenant-lite loans, please revise principal risks disclosure to include the heightened risks associated with covenant-lite loans.

Registrant’s Response: Comment complied with. Registrant has revised the Principal Investment Strategies of the Fund and Principal Risks of the Fund sections of the Fund’s Prospectus to include associated disclosure.

* * * * *

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

/s/ Patrick Rogers
Patrick Rogers
Secretary of ALPS Series Trust

cc: Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

Mr. David Orlic

March 1, 2023

EXHIBIT A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Founders	Institutional
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (Load) imposed on purchases (as a percentage of offering price)	None	None
Maximum deferred sales charge (Load)	None	None
Redemption Fee (as a % of amount redeemed within 60 days of purchase)	1.00%	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%	0.50%
Total Other Expenses(1)	0.28%	0.28%
Acquired Fund Fees and Expenses	0.01%	0.01%
Total Annual Fund Operating Expenses	0.79%	0.79%
Fee Waiver and Expense Reimbursement	(0.26)(2)(4)%	(0.03)(3)(4)%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement	0.53%	0.76%

(1)	Other expenses are based on estimated amounts.

(2)	With respect to the Founders Class of the Fund, Brigade Capital Management, LP (the “Adviser”) has contractually agreed to limit the Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement (excluding Acquired Fund Fees and Expenses, brokerage expenses, interest expenses, taxes and extraordinary expenses) of the Fund to an annual rate of 0.52% of the Fund’s average daily net assets for such class. To the extent there are excess Annual Fund Operating Expenses such that the Fee Waiver and/or Expense Reimbursement needs to be applied, the Adviser will reduce (i) first, Co-Administration Fees and (ii) second, Management Fees, each of which payable by the Fund, until such excess has been offset. To the extent there remains excess Annual Fund Operating Expenses after such offset (“Post-Offset Excess”), then the Adviser shall reimburse the Fund (or class, as applicable) by the amount of such Post-Offset Excess.

Mr. David Orlic

March 1, 2023

(3)	With respect to the Institutional Class of the Fund, the Adviser has contractually agreed to limit the Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement (excluding Acquired Fund Fees and Expenses, brokerage expenses, interest expenses, taxes and extraordinary expenses) of the Fund to an annual rate of 0.75% of the Institutional Class of the Fund’s average daily net assets for such class. To the extent there are excess Annual Fund Operating Expenses such that the Fee Waiver and/or Expense Reimbursement needs to be applied, the Adviser will reduce (i) first, Co-Administration Fees and (ii) second, Management Fees, each of which payable by the Fund, until such excess has been offset. To the extent there remains excess Annual Fund Operating Expenses after such offset (“Post-Offset Excess”), then the Adviser shall reimburse the Fund (or class, as applicable) by the amount of such Post-Offset Excess.

(4)	This agreement is in effect through at least March 7, 2024, and will automatically continue upon annual approval by the Board of Trustees for successive twelve-month periods unless (i) it is terminated earlier by the Board of Trustees, or (ii) the Adviser provides at least 30 days written notice of its non-continuance prior to the end of the then effective term. The Adviser will be permitted to recover, on a class-by-class basis, expenses it has borne subsequent to the effective date of the agreement described above (whether through reduction of its management fee or otherwise) only to the extent that the Fund’s expenses in later periods do not exceed the lesser of: (1) the contractual expense limit in effect at the time the Adviser waives or limits the expenses; or (2) the contractual expense limit in effect at the time the Adviser seeks to recover the expenses; provided, however, that the Fund will not be obligated to pay any such deferred fees or expenses more than three years after the date on which the fee and expense was reduced.

Example

This example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example takes into consideration the agreement by the Adviser to waive fees and reimburse expenses for the contractual period only.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:	1 Year	3 Years
Founders Class	$154	$325
Institutional Class	$178	$348